1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. TUTTLE

william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax
June 15, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: James O’Connor
           Christina DiAngelo Fettig

Re:	Garrison Capital Inc.
File Number: 333-195003 and 814-878

Ladies and Gentlemen:

Garrison Capital Inc., a Delaware corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form N-2 (Registration No. 333-195003) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments and questions raised by the staff (the “Staff”) of the Commission in telephone conversations on May 4, 2015 and May 21, 2015 between Christina DiAngelo Fettig of the Staff and William J. Tuttle of Dechert LLP, outside counsel to the Fund, and on May 18, 2015 and May 20, 2015 between James O’Connor of the Staff and William J. Tuttle.  For your convenience, summaries of the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 5, as filed and marked against Pre-Effective Amendment No. 2 to the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

General:

1. Please file a post-effective amendment to the Registration Statement with correspondence responding to the Staff’s comments.  Please include updated consents from each of the Fund’s independent registered public accounting firms.

Response:

As requested, the Fund has today filed this letter in response to the comments and questions raised by the Staff, together with updated consents from McGladrey LLP and Ernst & Young LLP.

United States Securities and Exchange Commission June 15, 2015 Page 2

2.
The Fund’s quarterly report on Form 10-Q containing the unaudited financial information for the quarter ended March 31, 2015 was due May 11, 2015.  Please update the financial information in the post-effective amendment to include the updated unaudited quarterly information.

Response:

As requested, Amendment No. 5 includes the Fund’s unaudited financial statements as of and for the three months ended March 31, 2015.

3.
The consent from McGladrey LLP dated April 1, 2015 consents to the reference to the firm under the captions “Experts” and “Selected Financial Data”.  There is no caption “Experts” in the post-effective amendment and the reference to “Selected Financial Data” should be updated to “Selected Consolidated Financial Data”.  Please ensure that the references are correct in the consents filed with the next post-effective amendment that is filed to respond to the Staff’s comments.

Response:

As requested, the consent of McGladrey LLP filed with Amendment No. 5 includes the correct references.

Accounting

4.	Please include an audit report on the senior securities table. Refer to the guidance set forth in the 2011/12 AICPA Audit Risk Alert, Investment Companies Industry Developments.

Response:

As requested, the Fund has included with Amendment No. 5 an audit report on the senior securities table.

5.	On page 105, we note that the disclosure in the “Board of Directors Approval of the Investment Advisory Agreement” does not appear to meet the specificity requirements of Form N-2.

Response:

As requested, the Fund has modified this disclosure to eliminate conclusory statements and to describe specific factors considered by the board of directors.

United States Securities and Exchange Commission June 15, 2015 Page 3

Schedule of Investments for GLC Trust 2013-2

6.
Exhibit 99.2 to the Fund’s annual report on Form 10-K for the year ended December 31, 2014 includes what appears to be a schedule of investments for GLC Trust 2013-2 Consumer Loan Portfolio.  This schedule should be audited and must be in compliance with Article 12 of Regulation S-X.  We did not see the opinion and the schedule does not appear to fully comply with Rule 12-12 of Regulation S-X.  Please include a heading for this schedule.  Please file an audit report on this schedule and include a consent to the use of the audit report on such schedule.

Response:

As requested, the Fund has filed with Amendment No. 5 a revised audit report expressly covering Exhibit 99.2 to the Fund’s annual report on Form 10-K for the year ended December 31, 2014.  The Fund respectfully submits that Exhibit 99.2 is compliant with the requirements of Article 12-12 of Regulation S-X; as of December 31, 2014 and March 31, 2015, there were no non-income producing loans within GLC Trust 2013-2, all loans bore cash interest at a fixed annual rate and there were no other criteria (use of proceeds, geography, etc.) upon which a categorization of these unsecured consumer loans would be necessary or appropriate.  As requested, the Fund will include the heading “Unsecured Consumer Loans” for this schedule in future financial statements.

Consolidated Statements of Financial Condition, page F-5

7.
We note that “Affiliate Investments” are included at December 31, 2013, but that no balance was reported at December 31, 2014.  Please include any required disclosures of Rule 12-14 of Regulation S-X in the Fund’s future financial statements.

Response:

As requested, the Fund will include any required disclosures of Article 12-14 of Regulation S-X in its future financial statements.  The Fund respectfully submits that there were no affiliate investments as of December 31, 2014 or March 31, 2015.

Consolidated Schedule of Investments, pages F-6 through F-14

8.	Page F-11 discloses a 0.0% interest rate for the portfolio company “SC Academy Holdings, Inc., term loan. Please explain the interest rate of 0.0%.

Response:

The Fund respectfully submits that there was an interest rate of 0.0% for the SC Academy Holdings, Inc. term loan because the investment was on non-accrual status as of December 31, 2014. In connection with the financial statements for the three months ended March 31, 2015, the Fund included the contractual rate for the investment together with footnote disclosure that the investment is in default, not income producing and on non-accrual status.

United States Securities and Exchange Commission June 15, 2015 Page 4

9.	Page F-14 defines the symbol “L= London Interbank Offered Rate”. Please define the specific LIBOR rate used. Consider disclosing the LIBOR rate in effect at the reporting period date.

Response:

Because the majority of the Fund’s debt investments are subject to a LIBOR floor that is greater than current LIBOR, the Fund believes that this incremental disclosure would be potentially confusing to prospective investors.  The Fund currently discloses the current rate of interest in effect as of the most recent balance sheet date under the heading “Portfolio Companies” and will evaluate including such disclosure in its financial statements for the fiscal year ending December 31, 2015.

10.
Page F-14 identifies portfolio companies that have a “coupon payable in cash and/or payment-in-kind”. Please provide a range of PIK interest, the current PIK and cash interest rates on the schedule of investments if the portfolio company has the ability to pay a range of PIK interest along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. Please see the AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14.

Response:

The Fund respectfully submits that all of its securities that bear PIK interest accrue PIK interest at a stated rate and that, accordingly, the financial statements comply with the above-captioned guidance.  The Fund respectfully submits that none of its portfolio companies has the ability to pay a range of PIK interest with respect to any of its borrowings from the Fund.

11.	Footnote (1) on page F-14 references a “weighted average adjusted rate of 15.6%” related to the small balance consumer loans held by GLC Trust 2013-2. Please explain why and how the rate is adjusted.

Response:

As requested, in connection with its financial statements for the three months ended March 31, 2015, the Fund replaced the reference to the “weighted average adjusted rate” of the small balance consumer loans held by GLC Trust 2013-2 to “weighted average rate”.

United States Securities and Exchange Commission June 15, 2015 Page 5

Consolidated Statements of Operations, page F-24

12.
We note that “General and administrative expenses” represent 7.97% of total expenses.  If any expense in this category represents 5% or more of total expenses, these expenses should be disclosed separately.  Please refer to Rule 6-07.2.b. of Regulation S-X. Consider disclosing the components of other general and administrative expenses in the notes to financial statements.

Response:

The Fund respectfully submits that no single expense in this category represents five percent or more of total expenses and, as such, no separate disclosure was made.  In future financial statements, the Fund will disclose in the Statement of Operations detail of any expenses item that represents five percent or more of total expenses.

13.
We note “Other Income” represents 5.6% of total income.  If any category of other income represents 5% or more of total income, disclose that income separately in accordance with Rule 6-07.1 of Regulation S-X. Please include detail of this other income either on the Statement of Operations or in the Notes to Consolidated Financial Statements so that stockholders may assess the nature of the fee income and whether it is recurring or non-recurring income. Please refer to the issue discussed at the September 16, 2014 AICPA Expert Panel Meeting.

Response:

The Fund respectfully submits that no item in this category represents five percent or more of total income and, as such, no separate disclosure was made.  In future financial statements, the Fund will disclose in the Statement of Operations detail of any other income item that represents five percent or more of total income.

Notes to Consolidated Financial Statements

14.
In Note 2, “Income Taxes” discloses the taxable subsidiaries may generate income tax expense.  Were any such taxes accrued or paid during the current fiscal year?  Please additionally confirm that the Fund complies with the disclosure requirements of Rules 6-07.5 and 6-07.7(e) of Regulation S-X.

Response:

The Fund respectfully submits that no such taxes were accrued or paid during the current fiscal year and hereby confirms that it complies with the disclosure requirements of Articles 6-07.5 and 6-07.7(e) of Regulation S-X.

United States Securities and Exchange Commission June 15, 2015 Page 6

15.	Page F-37 discloses the tax character of distributions paid for the past two fiscal years. Please explain why the 2013 amounts do not tie to the Statement of Changes in Net Assets.

Response:

The Fund respectfully submits that the 2013 amounts do not tie to the Consolidated Statements of Changes in Net Assets for the year ended December 31, 2013 due to the Fund’s determination during 2013 to change its tax year from March 31 to December 31.

16.	Please clarify the term “ordinary” on page F-37. If this represents ordinary income, please disclose ordinary income.

Response:

As requested, the Fund revised the disclosure to reference ordinary income in the financial statements as of and for the three months ended March 31, 2015.

17.
Page F-38 discloses the federal income tax basis of investments and the net unrealized loss.  Please include the disclosure requirements of Article 12-12 of Regulation S-X, footnote 8 which requires disclosure of the aggregate gross unrealized appreciation and aggregate gross unrealized depreciation.  Also, please explain why the disclosed amount of net unrealized loss of $704,823, net unrealized depreciation of $134,319 on page F-38 and unrealized depreciation of $2,303,915 on page F-37 are different. Additionally, why is $2,303,915 referred to as “total components of unrealized income” on page F-38 and “unrealized (depreciation)/appreciation on investments on page F-37.  Please clarify which disclosure is correct.

Response:

As requested, the Fund will include the disclosure of the federal tax basis of aggregate gross unrealized appreciation and aggregate gross unrealized depreciation required by Article 12-12 of Regulation S-X in its future financial statements.

The Fund respectfully submits that the disclosed amount of net unrealized loss of $704,823 and net unrealized depreciation of $134,319 disclosed on page F-38 are different due to the recognition of $570,404 of interest income related to an investment which is accrued for tax purposes but not accrued for GAAP reporting purposes; this temporary book-to-tax difference will result in $570,404 less income realized for tax purposes as compared to the gain realized for GAAP purposes when this investment is disposed of. The $2,303,915 of unrealized income disclosed on page F-37 is the sum of $570,404 of interest income accrued for tax but not U.S. GAAP, $134,419 of unrealized depreciation per GAAP and $1,599,092 of unrealized incentive fee accrued for U.S. GAAP reporting purposes but not tax.  Please note that the temporary book-to-tax related to the incentive fee does not impact the federal tax basis of investments.

United States Securities and Exchange Commission June 15, 2015 Page 7

18.	Please disclose the amounts of capital loss carryforwards utilized during the year as well as the dollar amount of any capital loss carryforwards that expired during the year.

Response:

The Fund respectfully submits that there were no capital loss carryforwards utilized during or that expired during the fiscal year ended December 31, 2013. During the fiscal year ended December 31, 2014, the Fund advises the Staff that it utilized approximately $5.8 million of capital loss carryforwards in the fiscal year ended December 31, 2014, which are reflected in the temporary book-to-tax differences on page F-37.  As requested, the Fund hereby undertakes to include disclosure of the amount of utilized and expired capital loss carryforwards, if any, in its future financial statements.

19.	In Note 9, “Financial Highlights”, please disclose the character of distributions paid. Currently, the disclosure reads “Cash distributions”. Please refer to Item 4.1 of Form N-2.

Response:

The Fund respectfully submits that the characterization of declared distributions as arising from net investment income or from capital gains can only be calculated for each fiscal year and cannot be calculated for interim quarterly periods. As requested, the Fund will disclose the character of distribution paid in the Financial Highlights note in future audited financial statements notwithstanding the fact that business development companies may omit the information called for by Item 4.1.

20.
In Note 14, “Commitments and Contingencies,” unfunded commitments, which are contractual obligations of the Fund to make loans up to a specified amount at future dates, may subject the Fund to risks similar to those created by standby commitment agreements.  Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) (“any … obligation or instrument constituting a security and evidencing indebtedness”).  See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979). The Staff considers unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Sections 18 and 61 unless the Fund has segregated liquid assets equal to the amount of its unfunded commitments.  Does the Fund currently treat its unfunded commitments as senior securities?  If not, why not?  Does the Fund currently segregate liquid assets, or does it have borrowing capacity within its 200% asset coverage limitation, sufficient to cover the amount of its unfunded commitments?

United States Securities and Exchange Commission June 15, 2015 Page 8

Response:

The Fund respectfully submits that unfunded commitments are not included within the definition of senior securities under Section 18(g) of the 1940 Act because they are not a bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, nor any stock of a class having priority over any other class as to distribution of assets or payment of dividends.  In fact, upon funding an unfunded commitment becomes an asset of the Fund, not a liability, whereas a drawing under indebtedness would become a liability of the Fund.

Unfunded commitments do not represent indebtedness; there is no amount that has been borrowed by the Fund in connection with an unfunded commitment, no liability that is required to be recorded as a liability under U.S. GAAP, no security interest that has been granted by the Fund to any third party and no amount that is required to be repaid by the Fund, whether on demand or otherwise.  Unlike indebtedness (which would be required to be repaid upon the liquidation of the Fund and, depending upon the contractual terms, upon certain accelerating events), there is no binding obligation or commitment by the Fund to fund any portion of the unfunded commitment to a portfolio company upon the liquidation of the Fund or otherwise, and the commitment can often be terminated with no further obligation on the part of the Fund.   In most cases, unfunded commitments are also subject to significant contingencies, and such contingencies, including financial and non-financial milestones, often prevent unfunded commitments from ever being drawn, in full or at all, prior to their expiration. Therefore, unfunded commitments are not guaranteed availability for borrowing or evidence of indebtedness equivalent to a senior security and should not require segregation of liquid assets.

In addition, unfunded commitments differ from firm commitments and standby commitment agreements in several material respects.  For example, (1) unfunded commitments do not include any agreement or obligation with a third party to repurchase any security for benefit currently received, (2) the purpose of an unfunded commitment is not to benefit from a potential change in the value of the underlying security and the amount of the commitment that may be funded does not change on the basis of any change in the value of the commitment, (3) there is no potential for profit or loss without investment due to changes in the interest rate environment and no risk of loss associated with the unfunded commitments (and in no event greater than the commitment fees received), (4) loan commitments are not subject to, and are specifically excluded from, ASC Topic 815 – Accounting for Derivatives, (5) the purpose of an unfunded commitment is to provide the portfolio company’s management with flexibility in its borrowing and cash management needs (and not to provide flexibility or additional borrowing capacity to the Fund) and (6) there is no predetermined required funding or set settlement date/obligation.  None of these traits is analogous to liabilities for which liquid assets should be segregated.

The Fund further notes that the commitment by the Fund to provide a portfolio company with the loan represented by an unfunded commitment is contingent on (a) the portfolio company’s ability to make the representations and warranties at the time of any drawing, (b) the portfolio company’s continued compliance with the affirmative and negative covenants set forth in the credit agreement and (c) the absence of any event of default.  These contingencies serve to reduce the likelihood that the Fund will make an investment that increases the credit risk or potential future risk of loss to the Fund (which risk of loss exists only if the Fund were to provide the financing to the portfolio company).  Upon receipt of a request to fund an unfunded commitment, the Fund has a variety of alternatives with respect to the portfolio company’s request for funding, including (1) funding the commitment using cash and cash equivalents, (2) selling one or more assets to a third party to raise the cash necessary to fund, (3) drawing additional amounts under an existing credit facility or entry into a new credit facility, (4) issuing common equity securities to raise additional cash, (5) entering into negotiations with the portfolio company to modify the terms of the commitment and timing of any drawdown or (6) rejecting the funding request due to non-compliance by the portfolio company with affirmative or negative covenants, the existence of an event of default or an inability of the portfolio company to make the necessary representations and warranties.  Unfunded commitments are fundamentally a cash management issue for the Fund, not a regulatory issue requiring segregation of assets.

United States Securities and Exchange Commission June 15, 2015 Page 9

The Fund supplementally advises the Staff that its unfunded commitments as of December 31, 2014 and March 31, 2015 consisted exclusively of prospective investments that bear interest at a variable rate of interest.  Thus, no interest rate risk is created or shifted to the Fund and there is no discernable potential for leverage from an economic standpoint.  In fact, footnote 12 to Investment Company Act Release 10666 expressly notes that “[c]ommitments to purchase securities whose yields are determined on the date of delivery with reference to prevailing market interest rates are not intended to be included in this general statement of policy.  Such commitments neither create nor shift the risk associated with interest rate changes in the marketplace, and in economic reality have no discernible potential for leverage.”

On the basis of the foregoing, the Fund respectfully submits that its unfunded commitments do not have any of the traits that are analogous to evidence of indebtedness or other senior securities (including a current increased risk of loss) and that, as a result, its unfunded commitments are not senior securities for purposes of Sections 18 and 61 of the 1940 Act.

Notwithstanding the foregoing, the Fund supplementally advises the Staff that, even if one were to take the position that unfunded commitments are senior securities, the Company has adequately covered those commitments as of December 31, 2014 and March 31, 2015 with liquid assets (i.e., cash and cash equivalents and liquid equities and debt securities that can be sold or disposed of in the ordinary course within seven days at approximately the value at which the asset is valued by the Fund) such that no change to the senior securities calculation is necessary or appropriate at this time.  In addition, as of December 31, 2014 and March 31, 2015 the Fund had sufficient borrowing capacity within its 200% asset coverage limitation to cover the amount of its unfunded commitments.

United States Securities and Exchange Commission June 15, 2015 Page 10

Legal

21.	On page 4, please disclose total investment return as calculated in accordance with Instruction 13 to Item 4 of Form N-2.

Response:

As requested, the Fund has disclosed on page 4 the total investment return as calculated in accordance with Instruction 13 to Item 4 of Form N-2 and included conforming disclosures where appropriate throughout Post-Effective Amendment No. 5.

22.	In the fees and expenses table, please include a second example where the five percent return results entirely from capital gains.

Response:

As requested, in the fees and expenses table, the Fund has a second example where the five percent return results entirely from capital gains.

23.
In the risk factor captioned “Our returns will be reduced by any U.S. corporate income tax that our subsidiaries pay.”, please clarify the statement regarding recognition of certain income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes.

Response:

As requested, the Fund has clarified in the above-captioned risk factor the statement regarding recognition of certain income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes.

24.
In the risk factor captioned “Our strategy involves a high degree of leverage. We intend to continue to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us. The risks of investment in a highly leverage fund include volatility and possible distribution restrictions.”, please disclose the percentage of the Fund’s loans that were securitized as part of the CLO.

Response:

As requested, the Fund has disclosed in the above-captioned risk factor the percentage of the Fund’s loans that were securitized as part of the CLO.

United States Securities and Exchange Commission June 15, 2015 Page 11

25.
In the risk factor captioned “The CLO is subject to various conflicts of interest involving Deutsche Bank Trust Company Americas.”, please clarify the risk associated with the Deutsche Bank Companies acting as a counterparty under swaps or any other derivative agreements for transactions involving issuers of investments held by the CLO.

Response:

As requested, the Fund has clarified in the above-captioned risk factor the risk associated with the Deutsche Bank Companies acting as counterparty under swaps or any other derivative agreements for transactions involving issuers of investments held by the CLO.

26.
In the risk factor captioned “Our portfolio investments will be recorded at fair value as determined in good faith by our board of directors. As a result, there will be uncertainty as to the value of our portfolio investments.”, please clarify the Fund’s policies surrounding the valuation of level 3 assets by third parties.

Response:

As requested, the Fund has included within the above-captioned risk factor additional detail regarding the valuation process and a cross-reference to where additional information regarding the Fund’s policies surrounding the valuation of level 3 assets by third parties may be found.

27.	In the risk factor captioned “We may expose ourselves to risks if we engage in hedging transactions”, please disclose the provisions that limit hedging transactions.

Response:

As requested, the Fund has disclosed in the above-captioned risk factor the provisions that limit hedging transactions.

28.
In the risk factor captioned “We may hold the debt securities and loans of leveraged companies that may, due to the significant volatility of such companies, entire into bankruptcy proceedings.”, please clarify what is meant by “leveraged company”.

Response:

As requested, the Fund has clarified in the above-captioned risk factor what is meant by the term “leveraged company”.

29.
In the risk factor captioned “We do not have significant historical performance data about performance on the consumer loans.  Loss rates on the consumer loans may increase.”, please clarify what a consumer lending platform is.

United States Securities and Exchange Commission June 15, 2015 Page 12

Response:

As requested, the Fund has clarified in the above-captioned risk factor what a consumer lending platform is.

30.	In the risk factor captioned “Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.”, please define the term “unitranche”.

Response:

The Fund respectfully submits that the term “unitranche” is defined on page 2 of the prospectus contained within Post-Effective Amendment No. 5.

31.	We reference the risk factor captioned “The disposition of our investments may result in contingent liabilities.” Are contingent liabilities treated as senior securities?

Response:

The Fund respectfully submits that contingent liabilities are neither securities nor indebtedness (and are similarly not a class of stock) and therefore are not senior securities for purposes of Section 18 of the 1940 Act.  The Fund further notes that contingent liabilities are not required to be treated as liabilities under GAAP until they are probable and that, since inception, the Fund has not had any contingent liability that has satisfied the applicable criteria under GAAP for recording of the item on the Fund’s balance sheet.

32.	In the Distributions section, please disclose the rate of excise tax paid on retained capital gains.

Response:

As requested, the Fund has disclosed in the Distributions section the rate of excise tax paid on retained capital gains.

33.
Because the Fund will invest in debt obligations that are treated as having original issue discount (“OID”) under the federal income tax law (such as zero coupon bonds debt instruments with PIK interest, debt instruments that issued with warrants, and deferred loan origination fees that are paid after origination of the loan),

a.
Please disclose that the higher interest rates on OID instruments reflect the payment deferral and, in the case of loan obligations, the credit risk associated with the collectability of deferred payments.

United States Securities and Exchange Commission June 15, 2015 Page 13

b.
OID instruments create heightened credit risks because the willingness to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower and the Fund about the borrower’s future ability to pay.

c.
Distributions of OID income may come from investors’ paid-in capital without having to be reported as such to the investors. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them may come from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

d.
In the case of payment-in-kind “toggle” debt, the PIK election has the simultaneous effects of increasing the assets under management, thus increasing the base management fee, and increasing the investment income, thus increasing the incentive fee.

Response:

The Fund notes that there is disclosure in the risk factor captioned “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.” noting that the Fund’s investments with a deferred interest feature, such as PIK interest, may represent a higher credit risk than loans that must be paid in full in cash on a regular basis.

As requested, the Fund has included disclosure under the risk factor captioned “Our investments may be risky, and you could lose all or part of your investment” that OID instruments may create heightened credit risks because the willingness to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower and the Fund about the borrower’s future ability to pay.

The Fund does not believe there is any uncertainty regarding the source of its cash distributions. Further, the cash to pay distributions in respect of accruals for OID is as likely to come from repayments on or sales of other instruments with OID where the cash receipts have not matched the prior accruals and represent excess cash over GAAP income as it is to come from proceeds of an offering. Accordingly, the Fund respectfully submits that it would be inaccurate to disclose uncertainty regarding the source of cash distributions.

As requested, the Fund has included disclosure under the risk factor captioned “Our fee structure may create incentives for our Investment Adviser that are not fully aligned with the interests of our stockholders and may induce our Investment Adviser to make speculative investments.” that in the case of PIK toggle debt, the PIK election has the simultaneous effects of increasing the assets under management, thus increasing the base management fee, and increasing the amount of net investment income, thus increasing the amount of incentive fee required to be accrued.

United States Securities and Exchange Commission June 15, 2015 Page 14

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or David J. Harris at 202.261.3385 (or by email at david.harris@dechert.com).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:           Brian Chase, Garrison Investment Group LP
Michelle Rancic, Garrison Investment Group LP
David J. Harris, Dechert LLP